Exhibit 1

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Medicsight Announces Appointment of NM Rothschild & Sons Limited as Corporate Adviser

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Company announces appointment of Nomura Code Securities Limited as Nominated Adviser and sole broker

NEW YORK, May 16, 2008 - Medicsight PLC, a subsidiary of MGT Capital Investments, Inc. (AMEX: MGT) (the “Company”), and an industry leader in the development of Computer-Aided Detection (CAD) and image analysis software which assists in the early detection and diagnosis of disease, today announced the appointment of NM Rothschild & Sons Limited (“Rothschild”), a leading international investment bank, as corporate adviser to the Company, effective immediately.

Rothschild has been appointed by Medicsight to offer independent advice and help to develop corporate opportunities. As stated in the Company’s AIM Admission document, one of Medicsight’s objectives over the next one to two years is to seek strategic merger and acquisition opportunities in order to introduce additional products into its portfolio.

Tim Paterson-Brown, MGT Chairman and CEO, stated, “We are pleased to announce the appointment of Rothschild, and welcome their independent and strategic advice.  They have a strong healthcare team in place, with which we look forward to building a long and successful working relationship”.

“In order to take advantage of the tremendous opportunities our existing technologies offer, we are required to have an experienced and knowledgeable team in place.  We are confident that Rothschild will prove to be of tremendous value to our Company in building upon our existing technologies and identify new opportunities.”

In addition, Medicsight announced the appointment of Nomura Code Securities Limited as Nominated Adviser (NOMAD) and sole broker to the Company effective immediately.

“Our Board is impressed by Nomura Code’s market knowledge and specialist investor contacts within the healthcare sector.  Nomura Code also has significant outreach in Japan, which will be very beneficial to Medicsight as we penetrate the Asian market and continue to develop a strong relationship with Toshiba,” concluded Mr. Paterson-Brown.

About MGT Capital Investments, Inc.

MGT Capital Investments, Inc is a technology holding company that focuses on investments in the global healthcare information technology market. The Company has two subsidiaries, Medicsight PLC and Medicexchange PLC.

Medicsight PLC (AIM: MDST) is a leading developer of computer-aided detection (CAD) software solutions. Medicsight’s CAD solutions help clinicians utilizing Computed Tomography (CT) scans to identify, measure and analyze suspicious pathology within the colon and lungs. The Medicsight CAD products are validated against one of the world’s largest databases of verified CT scan data collected from leading healthcare institutions from around the world. Medicsight products allow radiologists and physicians to review scans more quickly and accurately — saving both time and lives

Medicexchange PLC provides medical imaging professionals with a global web portal containing an online sales, jobs and information channel for diagnostic, treatment and surgery planning solutions. This combined with a variety of relevant clinical papers, training materials and content gives these professionals access to information and products that they otherwise would have difficulty accessing.

Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

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